Sandy Springs Holdings, Inc.

www.sandyspringsholdings.com

December 17, 2020

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Peter McPhun, Isaac Esquivel, Ruairi Regan, and David Link

Re.:

Sandy Springs Holdings, Inc.

Registration Statement on Form 10-12G Filed October 27, 2020

File No. 000-56220

Via: Edgar

Dear SEC Division of Corporate Finance:

We are filing this letter and exhibit in response to your recent review letter addressed to Erik Nelson, Chief Executive Officer of Sandy Springs Holdings, Inc. (the “Company”), dated November 23, 2020 (the “SEC Letter”). This response letter addresses the concerns you have expressed.

Form 10-12G filed October 27, 2020

Audited Financial Statements for the Year Ended August 31, 2020 and the Period Ended July 15, 2020, page F-1

1.	We note that you provide audited financial statements as of August 31, 2020 and July 15, 2020 and for the period from July 16, 2020 (inception) through August 31, 2020. We further note from your disclosure in Note 1 to your consolidated financial statements that Sandy Springs Holdings, Inc. was formed as part of a reorganization that occurred as a result of a merger with RESS Merger Corporation and RESS of Delaware, which are all related companies controlled by Erik Nelson, CEO and President. Please explain to us in detail how you accounted for the reorganization and tell us how you considered the guidance in ASC 250-10 and ASC 805-50 as it relates to your financial statement presentation.

We have reviewed the guidance of ASC 250-10-45-21 and ASC 805-50 and do not believe that there has been any change in reporting entity, or business combination. It is our position that Sandy Springs Holdings, Inc. (“SSHI”) is a validly formed new corporation with no predecessors. Our accounting reflects the formation of SSHI on July 15, 2020, with a short period year ending August 31, 2020.

2030 Powers Ferry RD SE Suite # 212 Atlanta GA 30339 (404)-816-8240 Fax (404)-816-8830

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Sandy Springs Holdings, Inc.

www.sandyspringsholdings.com

Per the Ernest and Young Financial reporting developments guide “Accounting changes and error corrections” dated May 2020:

Common examples of an accounting change that is a change in reporting entity are mainly limited to the following:

1.	Presenting consolidated or combined financial statements in place of financial statements of individual entities

2.	Changing specific subsidiaries that make up the group of entities for which consolidated financial statements are presented

3.	Changing the entities included in combined financial statements

None of these elements are present in the SSHI formation. Therefore no retrospective application to the financial statements of all prior periods to show financial information for new reporting entity, is required

Very truly yours,

/s/ Erik Nelson

Erik Nelson,

President

2030 Powers Ferry RD SE Suite # 212 Atlanta GA 30339 (404)-816-8240 Fax (404)-816-8830

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